

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2012

Via E-mail
Garrison J. Hasara, CPA
Acting Chief Financial Officer; Controller
(Principal Financial Officer and Principal
Accounting Officer)
Accentia Biopharmaceuticals, Inc.
324 South Hyde Park Ave., Suite 350
Tampa, FL 33606

> **Re:** **Accentia Biopharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 19, 2011**
> **File No. 000-51383**

Dear Mr. Hasara:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief